Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	August 13, 2019

Seabridge Gold Files Second Quarter Report to Shareholders and its
Financial Statements and MD&A

Toronto, Canada… Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Report to Shareholders, Interim Financial Statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2019 on SEDAR (www.sedar.com). To view the Report on the Company’s website, please see: http://seabridgegold.net/sharefinrep.php.

Recent Highlights

  Multi-pronged program identifies high value targets at Snowstorm Project, Nevada; drilling to commence shortly
  Agreement reached to acquire Goldstorm Project in northern Nevada to amplify Snowstorm property
  KSM exploration focus shifts to include new high-grade target
  Seabridge and the Tahltan Nation enter into Impact Benefits Agreement for KSM
  $17 million private placement financing secured from a single purchaser

During the three-month period ended June 30, 2019 Seabridge posted a net loss of $2.0 million ($0.03 per share) compared to a loss of $2.4 million ($0.04 per share) for the same period in 2018. During the 2nd quarter, Seabridge invested $4.3 million in mineral interests project spending compared to $7.4 million in the second quarter of 2018. At June 30, 2019, net working capital was $11.0 million compared to $18.0 million at December 31, 2018. Subsequent to the end of the 2nd quarter, Seabridge closed a non-brokered private placement with a single purchaser consisting of 1.0 million shares at $17.02 per share for gross proceeds of $17.02 million.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD

Chairman & C.E.O.
Rudi P. Fronk

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292  •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

______________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net